

June 23, 2011

Via E-Mail
Michael Lami
Chief Executive Officer
RT Technologies, Inc.
2216 East Newcastle Drive
Sandy, UT 84093

> **Re: RT Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 001-33907**

Dear Mr. Lami:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 8

Evaluation of Disclosure Controls and Procedures, page 8

1. We note your statement that a "controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive/financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

Management's Annual Report on Internal Control over Financial Reporting, page 8

2. We note that you have included an exception involving "the weaknesses of inadequate segregation of duties" to your statement that management has concluded that internal control over financial reporting was effective as of December 31, 2010. Please explain to us how this complies with Item 308(a)(3) of Regulation S-K , which states that management is not permitted to conclude that the registrant's internal control over financial reporting is effective if there are one or more *material weaknesses* in the registrant's internal control over financial reporting.

3. Please provide, in clear and unqualified language, the conclusions reached by your officer on the effectiveness of your internal control over financial reporting. Please ensure that you refer to the weakness as a *material weakness*. If you do not believe that your inadequate segregation of duties results in a *material weakness* of internal controls, please explain to us the basis for your belief.

4. If you have no material weaknesses and conclude that internal control over financial reporting is effective, tell us and revise to disclose the basis for your conclusion that disclosure controls and procedures are effective.

Change in internal control over financial reporting

5. We note the statement that "there have been no changes in internal control over financial reporting." Please revise to state, if true, that there have been no changes in internal control over financial reporting that occurred during your last fiscal quarter (or fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3817 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Victor Schwarz, Esq.
        Via E-Mail